EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

NAME	Ownership %
on 4/30/06

Township Petroleum Corporation, an Alberta (Canada) corp.	100%

Oilsands Quest, Inc., an Alberta (Canada) corp.	63.1%

Western Petrochemicals Corporation, an Alberta (Canada) corp.	100%